Exhibit 99.5

News Release

Alexco Reports Second Quarter 2017 Results

August 10, 2017 - Alexco Resource Corp. (NYSE-MKT:AXU, TSX:AXR) (“Alexco” or the “Corporation”) today reports financial results for the second quarter ended June 30, 2017. All figures are expressed in Canadian dollars unless otherwise stated. For the second quarter of 2017 Alexco recorded a net loss of $2,695,000 or $0.03 per share, including $0.5 million (“M”) in share-based compensation expense, $0.4 M in depreciation and $0.5 M in non-cash advisory fees. Alexco Environmental Group (“AEG”), a wholly owned subsidiary of Alexco, recognized revenues of $2.5 M with a gross profit of $0.9 M.

Second Quarter Highlights

•	On May 30, 2017, the Corporation closed a flow-through private placement whereby the Corporation issued 4,205,820 flow-through shares at a price of $2.15 per share for aggregate gross proceeds of $9,042,513.
•	In June 2017 the Corporation commenced a surface exploration program of approximately 12,000 meters (“m”) surface diamond drilling to further explore potentially mineralized structural targets in the immediate vicinity of the Bermingham deposit. Utilizing three drills, the program is budgeted to cost $3.2 M with results expected to be released in the fourth quarter of 2017.
•	The June 30, 2017 unrestricted cash and cash equivalent position of $26.5 M and net working capital of $26.8 M compared to $20.4 M and $23.4 M, respectively, at December 31, 2016.
•	AEG recognized revenues of $2.5 M for a gross profit of $0.9M.

Alexco’s Chairman and Chief Executive Officer Clynt Nauman said, “Alexco is fully engaged on site operations and a plan to move steadily forward in preparation for a final production decision at Keno Hill. More specifically, the Company is systematically ramping up on-site resources to execute and support phased underground exploration and development campaigns, initially at Bermingham and subsequently Flame & Moth. In addition we have completed approximately half of the 12,000 meter surface exploration program in the Bermingham vicinity and expect to have the program completed on schedule in late September.  Advancement of the 600 meter underground decline and subsequent underground drill program at the Bermingham deposit will begin shortly, pending amendment approval of the Class IV permit.

Keno Hill Exploration and Development

In early June the Corporation commenced a surface exploration program of approximately 12,000m surface diamond drilling to further explore potentially mineralized structural targets in the immediate vicinity of the Bermingham deposit. Utilizing three drills, the program is budgeted to cost $3.2 M with results expected to be released in the fourth quarter of 2017. As at August 10, 2017, Alexco had completed 27 holes for a total of 7,100 meters with the program expected to be completed during early October.

The Corporation is also planning an underground exploration program at the Bermingham prospect, where subject to permitting, an exploration decline will be driven approximately 600m to drill stations to provide access for approximately 5,000m of underground infill and confirmation drilling of the high grade indicated resource zone. The objective of the program is to upgrade the existing inferred resources to indicated resources and to upgrade existing indicated resources to measured resource status through completion of closer spaced drilling that will also increase the confidence in the geological model. The total estimated cost of $8.7 M, includes a combination of purchase and rebuilds of underground equipment.

Head Office	T. 604 633 4888

Alexco Resource Corp.	F. 604 633 4887
555 Burrard Street, Suite 1225
Vancouver, BC V7X 1M9
Canada

Summary Financial Results and Information

(expressed in thousands of dollars, except per share amounts)	Three Months Ended June 30		Six Months Ended June 30
	2017	2016	2017	2016

Environmental services revenue	2,504	2,831	4,439	5,179

Gross profit from environmental services	913	710	1,462	1,275

Loss before taxes	(2,591)	(124)	(3,652)	(2,142)
Net income (loss)	(2,695)	152	(3,627)	(1,958)
Total comprehensive income (loss)	(2,709)	1,504	(3,561)	(399)
Income (loss) per share – basic and diluted	$(0.03)	$0.00	$(0.04)	$(0.02)
Cash flows (consumed) from operating activities	(1,166)	(1,877)	(2,381)	(2,960)

Permitting Detail

To drive the planned 600m underground exploration decline at the Bermingham deposit followed by approximately 5,000m of underground exploration definition drilling, requires an amendment to Alexco’s Class IV mining land use authorization. Alexco is well advanced in this process and expects the amendment by mid-August of 2017.  Upon completion of this amendment of the Class IV permit, a further amendment to Alexco’s Quartz Mining Licence (“QML”) and Water Use Licence (“WUL”) will be required for future production and processing of ore from Bermingham.   The environmental assessment for the Bermingham mine operations phase of permitting is expected to begin concurrent with the delivery of the initial amendment. The entire permitting process for Bermingham production is anticipated to be complete in the last half of 2018.

The Flame & Moth deposit is permitted to be developed under the QML.  Prior to processing ore or discharging water from the Flame and Moth mine, an amendment to the WUL is required, which is granted through the Yukon Water Board. A public hearing for the WUL amendment was held in late May 2017 and an amended WUL is expected to be granted in the third quarter of 2017.  The guidance above on permitting is consistent with the schedules and timing disclosed in the KHSD PEA, which targets production to commence in the fourth quarter of 2018.

Financial

Alexco’s cash and cash equivalents at June 30, 2017 totaled $26.5 M compared to $20.4 M at December 31, 2016, while net working capital totaled $26.8 M compared to $23.4 M for the same dates. With its cash resources and net working capital on hand at June 30, 2017, Alexco anticipates it will have sufficient capital resources to carry out all of its currently-anticipated exploration programs and service the working capital requirements of its exploration activity, environmental services business and corporate offices and administration as planned for 2017 and into 2018.

Alexco Environmental Group

In the second quarter of 2017 AEG recorded revenues of $2.5 M and a gross profit of $0.9 M for a gross margin of 36%, compared to revenue of $2.8 M and a gross profit of $0.7 M for a gross margin of 25% in the second quarter of 2016. AEG continues to be in the review stages of its Keno Hill Reclamation Plan and permitting submission.

AEG is successfully operating two major water treatment facilities in the US, the Gold King and Schwartzwalder plants, as well as four smaller water treatment facilities at Keno Hill in Canada. AEG was recently awarded a contract to conduct Hydraulic Sludge Removal and Dewatering at the Gilt Edge Mine, which is located in Lawrence County, South Dakota.

Alexco is considering its options to optimize its environmental services business to enhance the opportunities of AEG while reducing Alexco’s balance sheet exposure to this actively growing business.

Financial Report and Conference Call for Second Quarter 2017

Full details of the financial and operating results for the first quarter ended June 30, 2017 are described in Alexco’s interim condensed consolidated financial statements with accompanying notes and related Management’s Discussion and Analysis. These documents and additional information on Alexco, including its annual information form, are available on Alexco’s website at www.alexcoresource.com and on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

Alexco is holding an audio webcast conference call to discuss these results at 10:00a.m. Eastern (7:00 a.m. Pacific) on Friday, August 11, 2017. To participate in the live call, please use one of the following methods:

Dial toll free from Canada or the US:	1-888-504-7961
Dial from outside Canada or the US:	1-647-792-1278
Conference ID#:	4868207
Live audio webcast:	www.alexcoresource.com

Participants should connect five to ten minutes before the call. The conference call will be recorded and an archived audio webcast will be available at www.alexcoresource.com.

Qualified Persons

The disclosure in this news release of scientific and technical information regarding exploration projects on Alexco’s mineral properties has been reviewed and approved by Alan McOnie, FAusIMM, Vice President, Exploration, while that regarding mine development and operations has been reviewed and approved by Scott Smith, P.Eng., former Bellekeno Mine Manager, both of whom are Qualified Persons as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

About Alexco

Alexco Resource Corp. holds the historical high grade Keno Hill Silver District located in Canada’s Yukon Territory. Employing a unique business model, Alexco also provides mine-related environmental services, remediation technologies and reclamation and mine closure services to both government and industry clients through the Alexco Environmental Group, its wholly-owned environmental services division

Contact

Clynton R. Nauman, Chairman and Chief Executive Officer
Michael Clark, Chief Financial Officer
Phone: (604) 633-4888
Email: info@alexcoresource.com

Please visit the Alexco website at www.alexcoresource.com

Some statements (“forward-looking statements”) in this news release contain forward-looking information concerning Alexco’s anticipated results and developments in Alexco’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future, made as of the date of this news release. Forward-looking statements may include, but are not limited to, statements with respect to the future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, future mine construction and development activities, future mine operation and production, the timing of activities and reports, the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results and timing of exploration and development activities; actual results and timing of mining activities; actual results and timing of environmental services activities; actual results and timing of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of silver, gold, lead, zinc and other commodities; possible variations in mineable resources, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; First Nation rights and title; continued capitalization and commercial viability; global economic conditions; competition; and delays in obtaining governmental approvals or financing or in the completion of development activities. Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made. In making the forward-looking statements included in this news release, Alexco has applied several material assumptions, including, but not limited to, the assumption that Alexco will be able to raise additional capital as necessary, that the proposed exploration and development will proceed as planned, and that market fundamentals will result in sustained silver, gold, lead and zinc demand and prices. There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Alexco expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.